SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.     )*

Carrizo Oil & Gas, Inc.

(Name of Subject Company (issuer))

Carrizo Oil & Gas, Inc.

(Names of Filing Person (issuer))

4.375% Convertible Senior Notes due 2028

(Title of Class of Securities)

144577 AA1

(CUSIP Number of Class of Securities)

Marcus G. Bolinder

Senior Counsel

Carrizo Oil & Gas, Inc.

500 Dallas Street, Suite 2300

Houston, Texas 77002

(713) 328 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,750,000	$10,059.50

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 4.375% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 2, 2013, there was $73,750,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $73,750,000.
**	The amount of the filing fee equals $136.40 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), and relates to the Company’s offer to repurchase the 4.375% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated May 3, 2013 (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of May 28, 2008 between the Company, the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of May 28, 2008, between the Company and the Trustee, and as further supplemented, up to and including, the Fourteenth Supplemental Indenture thereto dated as of November 6, 2012, between the Company, the subsidiary guarantors named therein (the “Guarantors”) and the Trustee (as so supplemented, the “Indenture”). The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these conditions have not been satisfied. As of May 2, 2013, the conversion rate of the Notes was 9.9936, equivalent to a conversion price per share of approximately $100.06. This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before June 1, 2013, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The right of holders to surrender their Notes for repurchase by the Company (which we refer to as the “Offer”) will expire at 5:00 p.m., New York City time, on June 1, 2013. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1 through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. The Notes are convertible into shares of the Company. The Company maintains its principal executive offices at 500 Dallas Street, Suite 2300, Houston, Texas 77002. The Company’s telephone number at that address is (713) 328-1000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10. Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Company is a public reporting company that files reports with the SEC electronically on EDGAR.

ITEM 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. None.

(b)	Other Material Information. Not applicable.

ITEM 12.	Materials To Be Filed As Exhibits.

Exhibit		Description

(a)(1)(A)	—	Company Notice to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028, dated May 3, 2013.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	The description of the Offer contained in the Company’s Current Report on Form 8-K filed on May 3, 2013 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on May 3, 2013).

(d)(1)	—	Senior Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc., the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(2)	—	First Supplemental Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 2009, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237) filed on May 14, 2009).

(d)(4)	—	Fifth Supplemental Indenture, dated as of November 2, 2010, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed on November 2, 2010).

(d)(5)	—	Seventh Supplemental Indenture, dated as of May 4, 2011, between Carrizo Oil & Gas, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended March 31, 2011).

(d)(6)	—	Ninth Supplemental Indenture, dated as of August 5, 2011, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended June 30, 2011).

(d)(7)	—	Thirteenth Supplemental Indenture, dated as of November 6, 2012, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended September 30, 2012).

(d)(8)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008, to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on May 21, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-142346).

(d)(9)	—	The description of the Company’s capital stock contained in the Company’s Current Report on Form 8-K filed on December 9, 2010 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on December 9, 2010).

(g)	—	Not applicable.

(h)	—	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013

CARRIZO OIL & GAS, INC.

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit		Description

(a)(1)(A)	—	Company Notice to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028, dated May 3, 2013.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—

The description of the Offer contained in the Company’s Current Report on Form 8-K filed on May 3, 2013 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on May 3, 2013).

(d)(1)	—	Senior Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc., the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(2)	—	First Supplemental Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 2009, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237) filed on May 14, 2009).

(d)(4)	—	Fifth Supplemental Indenture, dated as of November 2, 2010, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed on November 2, 2010).

(d)(5)	—	Seventh Supplemental Indenture, dated as of May 4, 2011, between Carrizo Oil & Gas, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended March 31, 2011).

(d)(6)	—	Ninth Supplemental Indenture, dated as of August 5, 2011, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended June 30, 2011).

(d)(7)	—	Thirteenth Supplemental Indenture, dated as of November 6, 2012, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended September 30, 2012).

(d)(8)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008, to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on May 21, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-142346).

(d)(9)	—	The description of the Company’s capital stock contained in the Company’s Current Report on Form 8-K filed on December 9, 2010 (incorporated herein by reference the Company’s Current Report on Form 8-K filed on December 9, 2010).

(g)	—	Not applicable.

(h)	—	Not applicable.

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